

Entity Profile Information

Viewed on October 08, 2024

NFA ID 0446315 MUFG SECURITIES EMEA PLC

Current Status Information

Branch ID	Status	Effective Date
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	05/03/2013

Status History Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	05/03/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/04/2012
SWAP DEALER PENDING	12/04/2012

Outstanding Requirements

Annual Due Date: 6/1/2025

FIRM DISCIPLINARY INFORMATION IN REVIEW

Disciplined Employee Summary



Business Information

NFA ID 0446315 MUFG SECURITIES EMEA PLC

Name	MUFG SECURITIES EMEA PLC
Form of Organization	OTHER
Country	UNITED KINGDOM
Federal EIN	Not provided
Business Address	
Street Address 1	ROPEMAKER PLACE
Street Address 2	25 ROPEMAKER STREET
City	LONDON
Zip/Postal Code	EC2Y 9AJ
Country	UNITED KINGDOM
Phone Number	+44(0)20-7628-5555
Fax Number	Not provided
Email	DOUGLAS.TUCKER@MUFGSECURITIES.COM
Website/URL	Not provided
CRD/IARD ID	Not provided



Other Names

Viewed on October 08, 2024

NFA ID 0446315 MUFG SECURITIES EMEA PLC

MITSUBISHI UFJ SECURITIES INTERNATIONAL PLC
ALIAS



Location of Business Records

Viewed on October 08, 2024

NFA ID 0446315 MUFG SECURITIES EMEA PLC

Street Address 1	ROPEMAKER PLACE
Street Address 2	25 ROPEMAKER STREET
City	LONDON
Zip/Postal Code	EC2Y 9AJ
Country	UNITED KINGDOM



U.S. Address for the Production of Business Records

Viewed on October 08, 2024

NFA ID 0446315 MUFG SECURITIES EMEA PLC

Office of NFA located in New York, NY


Viewed on October 08, 2024

NFA ID 0446315 MUFG SECURITIES EMEA PLC

Individual Information

NFA ID	0534793
Name	BAILEY, MARSHALL CHARLES
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-05-2021

NFA ID	0552279
Name	CHAUDHRY, AMER
TItle(s)	CHIEF OPERATING OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	12-21-2022

NFA ID	0560389
Name	CRAWFORD INGLE, ANGELA DOREEN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-23-2024

NFA ID	0544460
Name	DEVILLON COHEN, BEATRICE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-27-2021

NFA ID	0539766
Name	KANEMATSU, MASASHI
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-09-2021

NFA ID	0497814
Name	KUWAHARA, MASAHIRO
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-01-2022

NFA ID	0456560
Name	KYLE, CHRISTOPHER DAVID
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	04-30-2015

NFA ID	0564802
Name	MR YAMAMURA, HIDEFUMI
TItle(s)	DIRECTOR
10% or More Interest	No
Status	PENDING
Effective Date	09-17-2024

NFA ID	0551843
Name	SYSON, ANTONY VICTOR
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	11-07-2022

NFA ID	0526197
Name	TAYLOR, EILEEN JOAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-18-2019

NFA ID	0468780
Name	TUCKER, DOUGLAS GORDON
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED

Effective Date	10-29-2013

NFA ID	0543036
Name	WICKES, NICOLA LOUISE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-01-2021

Holding Company Information

NFA ID	0401158
Full Name	MITSUBISHI UFJ SECURITIES HOLDINGS CO LTD
10% or More Interest	Yes
Status	APPROVED
Effective Date	12-07-2012



Non-U.S. Regulator Information

Viewed on October 08, 2024

NFA ID 0446315 MUFG SECURITIES EMEA PLC

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY
UNITED KINGDOM	PRUDENTIAL REGULATION AUTHORITY (PRA)
CANADA	ONTARIO SECURITIES COMMISSION
CANADA	ALBERTA SECURITIES COMMISSION
CANADA	BRITISH COLUMBIA SECURITIES COMMISSION
CANADA	MANITOBA SECURITIES COMMISSION
CANADA	AUTORITÉ DES MARCHÉS FINANCIERS QUEBEC
INDIA	SECURITIES AND EXCHANGE BOARD OF INDIA
AUSTRALIA	AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
SOUTH AFRICA	FINANCIAL SECTOR CONDUCT AUTHORITY



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

No



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Disciplinary Information - Criminal Disclosure Matter Summary

NFA ID | 0446315 |  | MUFG SECURITIES EMEA PLC

To add a Disclosure Matter Page (DMP), click the Add DMP button.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

❓ **Archived Criminal Disclosure Matter Summary**   ︿

There are currently no archived DMPs.



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NFA ID 0446315 - MUFG SECURITIES EMEA PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☑ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
NON-U.S. REGULATOR Name of Regulatory Body: THE UK PRUDENTIAL REGULATION AUTHORITY

CASE INFORMATION

Case Number: N/A
Case Status: FINAL
Date Resolved:FEBRUARY 2017
Were any of the following sanctions imposed?:

Other: REGULATORY FINE

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

• ON 24 APRIL 2015, THE UK PRUDENTIAL REGULATION AUTHORITY (THE "PRA") ISSUED A NOTICE OF APPOINTMENT OF INVESTIGATORS INTO THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. ("BTMU") AND MUFG SECURITIES EMEA PLC ("MUS(EMEA)"). THE PRA INVESTIGATION RELATES TO BTMU'S AND MUS(EMEA)'S FAILURE TO NOTIFY THE PRA ON A TIMELY BASIS OF RELEVANT INFORMATION ARISING FROM DISCUSSIONS BETWEEN THE NEW YORK DEPARTMENT OF FINANCIAL SERVICES (THE "DFS") AND BTMU THAT CULMINATED IN THE ANNOUNCEMENT OF A SETTLEMENT ON 18 NOVEMBER 2014. THE PRA'S STAGE ONE SETTLEMENT PROCESS COMMENCED ON 4 JANUARY 2017.
• ON 1 FEBRUARY 2017, BTMU AND MUS(EMEA) ENTERED INTO SETTLEMENT AGREEMENTS WITH THE PRA AND, ON 9 FEBRUARY 2017, THE PRA PUBLISHED THE FINAL NOTICE. IN SUMMARY, THE PRA FOUND THAT:
- BTMU BREACHED FUNDAMENTAL RULES 6 (A FIRM MUST ORGANISE AND CONTROL ITS AFFAIRS RESPONSIBLY AND EFFECTIVELY) AND 7 (A FIRM MUST DEAL WITH ITS REGULATORS IN AN OPEN AND CO-OPERATIVE WAY, AND MUST DISCLOSE TO THE PRA APPROPRIATELY ANYTHING RELATING TO THE FIRM OF WHICH THE PRA WOULD REASONABLY EXPECT NOTICE) OF THE PRA'S RULEBOOK;

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Financial Disclosure Matter Summary

NFA ID   0446315      MUFG SECURITIES EMEA PLC

To add a Disclosure Matter Page (DMP), click the Add DMP button.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

❓ Archived Financial Disclosure Matter Summary   ^

There are currently no archived DMPs.



Registration Contact Information

First Name	JAMES
Last Name	PETERS
Title	DEPUTY HEAD OF COMPLIANCE
Street Address 1	ROPEMAKER PLACE
Street Address 2	25 ROPEMAKER STREET
City	LONDON
Zip/Postal Code	EC2Y 9AN
Country	UNITED KINGDOM
Phone	+44 20 7577 4735
Email	JAMES.PETERS@UK.MUFG.JP



Enforcement/Compliance Communication Contact Information

Viewed on October 08, 2024

NFA ID 0446315 MUFG SECURITIES EMEA PLC

First Name	JAMES
Last Name	PETERS
Title	DEPUTY HEAD OF COMPLIANCE
Street Address 1	ROPEMAKER PLACE
Street Address 2	25 ROPEMAKER STREET
City	LONDON
Zip/Postal Code	EC2Y 9AN
Country	UNITED KINGDOM
Phone	+44 20 7577 4735
Email	JAMES.PETERS@UK.MUFG.JP

First Name	DOUGLAS
Last Name	TUCKER
Title	CCO
Street Address 1	ROPEMAKER PLACE
Street Address 2	25 ROPEMAKER STREET
City	LONDON
Zip/Postal Code	EC2Y 9AN
Country	UNITED KINGDOM
Phone	+44 20 7577 4227
Email	DOUGLAS.TUCKER@MUFGSECURITIES.COM



Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE SECURITIES AND EXCHANGE COMMISSION



Membership Contact Information

NFA ID 0446315 MUFG SECURITIES EMEA PLC

Membership Contact

First Name	DOUGLAS
Last Name	TUCKER
Title	CCO
Street Address 1	ROPEMAKER PLACE
Street Address 2	25 ROPEMAKER STREET
City	LONDON
Zip/Postal Code	EC2Y 9AJ
Country	UNITED KINGDOM
Phone	+44(0)207 577 4227
Email	DOUGLAS.TUCKER@MUFGSECURITIES.COM

Accounting Contact

First Name	ALEXANDRE
Last Name	SIMOES
Title	AP SUPERVISOR
Street Address 1	ROPEMAKER PLACE
Street Address 2	25 ROPEMAKER STREET
City	LONDON
Zip/Postal Code	EC2Y 9AJ
Country	UNITED KINGDOM
Phone	+44(0)207 577 2253
Email	ACCOUNTSPAYABLE.INVOICES@UK.MUFG.JP

Arbitration Contact
First Name	JAMES
Last Name	MORGAN
Title	CO GENERAL COUNSEL
Street Address 1	ROPEMAKER PLACE
Street Address 2	25 ROPEMAKER STREET
City	LONDON
Zip/Postal Code	EC2Y 9AJ
Country	UNITED KINGDOM
Phone	+44(0)207 577 4210
Email	JAMES.MORGAN@MUFGSECURITIES.COM

Compliance Contact
First Name	DOUGLAS
Last Name	TUCKER
Title	CCO
Street Address 1	ROPEMAKER PLACE
Street Address 2	25 ROPEMAKER STREET
City	LONDON
Zip/Postal Code	EC2Y 9AN
Country	UNITED KINGDOM
Phone	+44(0)207 577 4227
Email	DOUGLAS.TUCKER@MUFGSECURITIES.COM

Chief Compliance Officer Contact

First Name	DOUGLAS
Last Name	TUCKER
Title	INTERNATIONAL CHIEF COMPLIANCE OFFICER
Street Address 1	ROPEMAKER PLACE
Street Address 2	25 ROPEMAKER STREET
City	LONDON
Zip/Postal Code	EC2Y 9AJ
Country	UNITED KINGDOM
Phone	+44(0)207 577 4227
Email	DOUGLAS.TUCKER@MUFGSECURITIES.COM



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Entity Profile Information

Entity ID: 044(| MUFG SECURITIES EMEA PLC

Sponsor ID: SPO

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PROCESS DATE	SPONSOR ID	FORM MESSAGE	USER NAME
2024-10-01		FIRM DISCIPLINARY INFORMATION FILED	MACOVEIC2
2024-10-01		FIRM REGULATORY DMP UPDATED - 16485	MACOVEIC2
2024-05-30		ANNUAL REGISTRATION UPDATE FILED	SIDDIQUES
2024-04-02		BUSINESS LOCATIONS CHANGED	PETERSJ4
2022-01-21		ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED	BADCOCKM
2022-01-21		BUSINESS LOCATIONS CHANGED	BADCOCKM
2017-02-09		FIRM REGULATORY MATTER INFORMATION FILED	LAIH
2016-09-06		BUSINESS LOCATIONS CHANGED	CARSCADDENC
2016-07-01		FIRM NAME CHANGED	KHATRIS1
2014-09-17		BUSINESS LOCATIONS CHANGED	CARSCADDENC
2013-08-13		BUSINESS LOCATIONS CHANGED	CARSCADDENC
2013-03-13		BUSINESS LOCATIONS CHANGED	CARSCADDENC
2012-12-04		FIRM APPLICATION FILED	CARSCADDENC

Showing 1 to 13 of 13 entries

« ‹ 1 › »

Registration Information Change

NFA ID 0446315   MUFG SECURITIES EMEA PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: PRUDENTIAL REGULATION AUTHORITY INVESTIGATION AND SETTLEMENT IN RELATION TO MUS(EMEA)

MATTER DETAIL: • ON 24 APRIL 2015, THE UK PRUDENTIAL REGULATION AUTHORITY (THE "PRA") ISSUED A NOTICE OF APPOINTMENT OF INVESTIGATORS INTO THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. ("BTMU") AND MUFG SECURITIES EMEA PLC ("MUS(EMEA)"). THE PRA INVESTIGATION RELATES TO BTMU'S AND MUS(EMEA)'S FAILURE TO NOTIFY THE PRA ON A TIMELY BASIS OF RELEVANT INFORMATION ARISING FROM DISCUSSIONS BETWEEN THE NEW YORK DEPARTMENT OF FINANCIAL SERVICES (THE "DFS") AND BTMU THAT CULMINATED IN THE ANNOUNCEMENT OF A SETTLEMENT ON 18 NOVEMBER 2014. THE PRA'S STAGE ONE SETTLEMENT PROCESS COMMENCED ON 4 JANUARY 2017. • ON 1 FEBRUARY 2017, BTMU AND MUS(EMEA) ENTERED INTO SETTLEMENT AGREEMENTS WITH THE PRA AND, ON 9 FEBRUARY 2017, THE PRA PUBLISHED THE FINAL NOTICE. IN SUMMARY, THE PRA FOUND THAT: - BTMU BREACHED FUNDAMENTAL RULES 6 (A FIRM MUST ORGANISE AND CONTROL ITS AFFAIRS RESPONSIBLY AND EFFECTIVELY) AND 7 (A FIRM MUST DEAL WITH ITS REGULATORS IN AN OPEN AND CO-OPERATIVE WAY, AND MUST DISCLOSE TO THE PRA APPROPRIATELY ANYTHING RELATING TO THE FIRM OF WHICH THE PRA WOULD REASONABLY EXPECT NOTICE) OF THE PRA'S RULEBOOK; - BTMU BREACHED FUNDAMENTAL RULE 6 BY FAILING TO PUT IN PLACE APPROPRIATE PROCEDURES, POLICIES, SYSTEMS AND CONTROLS FOR THE COMMUNICATION OF RELEVANT INFORMATION RELATING TO THE NEGOTIATIONS WITH THE DFS WITHIN BTMU AND MUFG, INCLUDING WITH MUS(EMEA); - BTMU BREACHED FUNDAMENTAL RULE 7 BY FAILING TO BE OPEN AND COOPERATIVE WITH THE PRA IN RESPECT OF ITS NEGOTIATIONS WITH THE DFS IN 2014; - MUS(EMEA) BREACHED FUNDAMENTAL RULE 7 OF THE PRA'S RULEBOOK. IN PARTICULAR, MUS(EMEA) FAILED TO NOTIFY THE PRA OF THE SPECIFIC IMPLICATIONS FOR AKIRA KAMIYA, THE THEN CHAIRMAN OF MUS(EMEA), ARISING FROM THE DFS MATTER; - AS A CONSEQUENCE OF THE ABOVE BREACHES, THE PRA IMPOSED FINANCIAL PENALTIES OF £17.85 MILLION ON BTMU AND £8.925 MILLION ON MUS(EMEA). PLEASE SEE LINK FOR SUPPORTING DOCUMENTATION: HTTP://WWW.BANKOFENGLAND.CO.UK/PUBLICATIONS/PAGES/NEWS/2017/020.ASPX?UTM_SOURCE=BANK+OF+ENGLAND+UPDATES&UTM_CAMPAIGN=EC82B2DC2E-EMAIL_CAMPAIGN_2017_02_09&UTM_MEDIUM=EMAIL&UTM_TERM=0_556DBEFCDC-EC82B2DC2E-111008201

FILED BY: HERBY LAI - LAIH

FILED ON: 2/9/2017 10:56:19 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section

9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Firm Regulatory Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on October 01, 2024
NFA ID 0446315 MUFG SECURITIES EMEA PLC
Submitted by CARMEN MACOVEI (MACOVEIC2)

The question(s) you are disclosing the regulatory action under:

☑ E.

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by   NON-U.S. REGULATOR: THE UK PRUDENTIAL REGULATION AUTHORITY

Case Information
Case Number   N/A
Case Status   FINAL
Date Resolved   February 2017
Sanctions imposed
OTHER: REGULATORY FINE

Comments

- ON 24 APRIL 2015, THE UK PRUDENTIAL REGULATION AUTHORITY (THE "PRA") ISSUED A NOTICE

OF APPOINTMENT OF INVESTIGATORS INTO THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. ("BTMU") AND MUFG SECURITIES EMEA PLC ("MUS(EMEA)"). THE PRA INVESTIGATION RELATES TO BTMU'S AND MUS(EMEA)'S FAILURE TO NOTIFY THE PRA ON A TIMELY BASIS OF RELEVANT INFORMATION ARISING FROM DISCUSSIONS BETWEEN THE NEW YORK DEPARTMENT OF FINANCIAL SERVICES (THE "DFS") AND BTMU THAT CULMINATED IN THE ANNOUNCEMENT OF A SETTLEMENT ON 18 NOVEMBER 2014. THE PRA'S STAGE ONE SETTLEMENT PROCESS COMMENCED ON 4 JANUARY 2017.

•   ON 1 FEBRUARY 2017, BTMU AND MUS(EMEA) ENTERED INTO SETTLEMENT AGREEMENTS WITH THE PRA AND, ON 9 FEBRUARY 2017, THE PRA PUBLISHED THE FINAL NOTICE. IN SUMMARY, THE PRA FOUND THAT:

-       BTMU BREACHED FUNDAMENTAL RULES 6 (A FIRM MUST ORGANISE AND CONTROL ITS AFFAIRS RESPONSIBLY AND EFFECTIVELY) AND 7 (A FIRM MUST DEAL WITH ITS REGULATORS IN AN OPEN AND CO-OPERATIVE WAY, AND MUST DISCLOSE TO THE PRA APPROPRIATELY ANYTHING RELATING TO THE FIRM OF WHICH THE PRA WOULD REASONABLY EXPECT NOTICE) OF THE PRA'S RULEBOOK;

-       BTMU BREACHED FUNDAMENTAL RULE 6 BY FAILING TO PUT IN PLACE APPROPRIATE PROCEDURES, POLICIES, SYSTEMS AND CONTROLS FOR THE COMMUNICATION OF RELEVANT INFORMATION RELATING TO THE NEGOTIATIONS WITH THE DFS WITHIN BTMU AND MUFG, INCLUDING WITH MUS(EMEA);

-       BTMU BREACHED FUNDAMENTAL RULE 7 BY FAILING TO BE OPEN AND COOPERATIVE WITH THE PRA IN RESPECT OF ITS NEGOTIATIONS WITH THE DFS IN 2014;

-       MUS(EMEA) BREACHED FUNDAMENTAL RULE 7 OF THE PRA'S RULEBOOK. IN PARTICULAR, MUS(EMEA) FAILED TO NOTIFY THE PRA OF THE SPECIFIC IMPLICATIONS FOR AKIRA KAMIYA, THE THEN CHAIRMAN OF MUS(EMEA), ARISING FROM THE DFS MATTER;

-       AS A CONSEQUENCE OF THE ABOVE BREACHES, THE PRA IMPOSED FINANCIAL PENALTIES OF £17.85 MILLION ON BTMU AND £8.925 MILLION ON MUS(EMEA).

PLEASE SEE LINK FOR SUPPORTING DOCUMENTATION:

HTTP://WWW.BANKOFENGLAND.CO.UK/PUBLICATIONS/PAGES/NEWS/2017/020.ASPX?
UTM_SOURCE=BANK+OF+ENGLAND+UPDATES&UTM_CAMPAIGN=EC82B2DC2E-
EMAIL_CAMPAIGN_2017_02_09&UTM_MEDIUM=EMAIL&UTM_TERM=0_556DBEFCDC-EC82B2DC2E-
111008201

Supporting Documentation

Not provided

Disciplinary Information (Firm)

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on October 01, 2024

NFA ID 0446315 MUFG SECURITIES EMEA PLC
Submitted by CARMEN MACOVEI (MACOVEIC2)

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

THE FAILURE TO DISCLOSE A DISCIPLINARY MATTER EITHER IN AN APPLICATION OR AN UPDATE WILL RESULT IN THE IMPOSITION OF A LATE DISCLOSURE FEE IN ACCORDANCE WITH NFA REGISTRATION RULE 210(c).

Not every section applies to every applicant. Certain sections apply depending on the registration category or categories being applied for. The text above these sections explains who must complete the section.

DEFINED TERMS

Words that are underlined in this form are either defined terms and have the meanings contained in the Definition of Terms section or links to the text of Commodity Exchange Act provisions, CFTC Regulations or NFA Rules.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration Investigations or Legal (RIL) staff) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RIL staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

With some exceptions, which are described below in the Regulatory and Financial Disclosures sections, if any question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (800) 621-3570 or (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the derivatives industry. All criminal matters must be disclosed, even if a matter is unrelated to the derivatives industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or U.S. futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration awards or CFTC reparations matters unless the applicant or registrant has failed to pay an award related to a CFTC-related product or an order entered in a reparations matter.

Only adversary actions that a U.S. bankruptcy trustee files must be disclosed. Adversary actions that creditors file are not disclosable. A person named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the person is not the bankrupt person.

ADDITIONAL DOCUMENTS

For each matter that caused a "Yes" answer, a Disclosure Matter Page (DMP), which is accessible using NFA's DMP Filing System, must be filed. In addition to the required DMP, other documents about the matter must be provided to NFA. If court documents are unavailable, a certified letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, a written explanation for their unavailability must be provided. Electronic copies of the documents can be uploaded using NFA's DMP Filing System or documents may be sent to NFA by email to registration@nfa.futures.org, fax to (312) 559-3411 or mail to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, IL 60606.

Providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an entity's stock; entitlement to vote or empowered to sell 10% or more of an entity's voting securities; contribution of 10% or more of an entity's capital; or entitlement to 10% or more of an entity's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a bankruptcy trustee by filing a complaint with a bankruptcy court or a district court.

ALIAS: another name utilized by an individual or previously used by an entity.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR: solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or

- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

ENTITY: any person other than an individual.

ENTITY FLOOR TRADER: an applicant that files or registrant that filed a Form 7-R to apply for registration as a floor trader.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FLOOR TRADER ORDER ENTERER: an individual responsible for entry of orders from an Entity Floor Trader's own account.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INDIRECT OWNER: an individual who through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an entity's net profits; or

- has the power to exercise a controlling influence over an entity's activities that are subject to regulation by the Commission.

INTERNAL REVENUE CODE:

Section 7203:	Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:	Fraudulent Statement or Failure to Make Statement
Section 7205:	Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:	Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act

- The Securities Act of 1933

- The Securities Exchange Act of 1934

- The Public Utility Holding Company Act of 1935

- The Trust Indenture Act of 1939

- The Investment Advisers Act of 1940

- The Investment Company Act of 1940

- The Securities Investors Protection Act of 1970

- The Foreign Corrupt Practices Act of 1977

- Chapter 96 of Title 18 of the United States Code

- Any similar statute of a State or foreign jurisdiction

- Any rule, regulation or order under any such statutes; and

- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

NON-U.S. NATURAL PERSON: an individual who has not resided in the U.S. since reaching the age of 18 years.

OTHER NAME: For firms, including sole proprietors, any other name that the firm uses or has used in the past but not the name of any other legal entity that the firm has an affiliation or association with (see DBA). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

OUTSIDE DIRECTOR: an individual who is director of an applicant or registrant and who:

- is not an officer or employee of the applicant or registrant;

- is not engaged in or have direct supervisory responsibility over persons engaged in the solicitation of

  - or acceptance of customers' orders or retail forex customers' orders;
  - funds, securities or property for participation in a commodity pool;
  - a client's or prospective client's discretionary account;
  - leverage customers' orders for leverage transactions;
  - or acceptance of a swap agreement; or

- does not regularly have access to the keeping, handling or processing of:

  - transactions involving "commodity interests", as that term is defined in CFTC Regulation 1.3;
  - customer funds, retail forex customer funds, leverage customer funds, foreign futures or foreign options secured amount, or adjusted net capital.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL - means, with respect to an applicant, a registrant, or a person required to be registered under the Act:

(1) an individual who is:

- a sole proprietor of a sole proprietorship;

- a general partner of a partnership;

- a director, president, chief executive officer, chief operating officer, chief financial officer, or a person in charge of a business unit, division or function subject to regulation by the Commission of a corporation, limited liability company or limited liability partnership;

- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

- a chief compliance officer; or

(2) an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an applicant or registrant's net profits; or

- has the power to exercise a controlling influence over an applicant or registrant's activities that are subject to regulation by the Commission; or

(3) an entity that:

- is a general partner of a partnership; or

- is the direct owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities; or

(4) an individual who or an entity that:

- has contributed 10% or more of an applicant or registrant's capital unless such capital contribution consists of subordinated debt contributed by:

    - an unaffiliated bank insured by the Federal Deposit Insurance Corporation;
    - an unaffiliated "foreign bank," as defined in 12 CFR 211.21(n) that currently operates an "office of a foreign bank," as defined in 12 CFR 211.21(t), which is licensed under 12 CFR 211.24(a);
    - such office of an unaffiliated, licensed foreign bank; or
    - an insurance company subject to regulation by any State,
    provided such debt is not guaranteed by an individual who or entity that is not a principal of the applicant or registrant.

For the purpose of answering Questions A, B, C, D, E, F, G, I and K of the Disciplinary Information sections in the Form 8-R, PRINCIPAL also means an individual described in (1), (2) or (4) above with respect to any entity whether or not the entity is an applicant, registrant, or a person required to be registered under the Act.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards of conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Even though you answered "No" to all of the above questions, would you like to provide a Criminal DMP?
No

Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Will you be filing a Regulatory DMP with respect to a new matter?No

Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

No

Even though you answered "No" to the above question, would you like to provide a Financial DMP? No

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.